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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(1)
                                (Amendment No.1)*

                              Cedara Software Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    150644102
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                                 (CUSIP Number)

                                  Gene M. Bauer
                    Vice President, General Counsel and Clerk
                              Analogic Corporation
                               8 Centennial Drive
                                Peabody, MA 01960
                            Telephone: (978) 977-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13df-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


This filing is being effected for the sole purpose of correcting a numerical error in Item 3(b).


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                                      -2-

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 1.   NAME OF REPORTING PERSON:                             ANALOGIC CORPORATION
      S.S. or I.R.S. IDENTIFICATION NO. OF                            04-2454372
      ABOVE PERSON:

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**         (a)  [ ]
                                                                 (b)  [ ]
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS:                                                 WC

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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
      required pursuant to item 2(d) OR 2(e)

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                 MASSACHUSETTS

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                             7.   SOLE VOTING POWER:             4,000,000 (1)
     NUMBER OF
      SHARES               -----------------------------------------------------
   BENEFICIALLY              8.   SHARED VOTING POWER:           N/A
  OWNED BY EACH
    REPORTING              -----------------------------------------------------
   PERSON WITH               9.   SOLE DISPOSITIVE POWER:        4,000,000 (1)

                           -----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER:      N/A

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH               4,000,000 (1)
      REPORTING PERSON:

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES**                                       [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           19.0%

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14.   TYPE OF REPORTING PERSON:                                       CO

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**SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------
(1) It is anticipated that Analogic Corporation will receive pre-emptive rights to allow it to maintain the 19% ownership represented by these shares in the event of certain future issuances of Issuer's Common Stock, subject to regulatory approval.

ITEM 1.  Security and Issuer.

     (a) Name and Principal Executive Office of Issuer:

         Cedara Software Corp. (the "Issuer")
         6509 Airport Road
         Mississauga, Ontario, L4V1S7

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                                      -3-

     (b) Title of Class of Equity Securities:

         Common Stock, no par value

ITEM 2.  Identity and Background.

     (a) Name of Person Filing:

         Analogic Corporation (the "Reporting Person")

     (b) Address of Principal Business Office:

         8 Centennial Drive
         Peabody, MA   01960

     (c) Principal Business:

         Manufacturer of advanced precision data conversion and computer-based signal processing instruments and equipment.

     (d) Criminal Proceedings:

         During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

     (e) Civil Proceedings:

         During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Place of Organization:

         Massachusetts

         Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U. S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     (a) Source of Funds: Funds for the purchase were derived from the Reporting Person's working capital.

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                                      -4-

     (b) Amount of Funds: US $7,500,000

         Reporting Person has also agreed to refinance certain debt owed by Issuer to its bank lender through the provision of a credit facility with Reporting Person's principal bank or by Reporting Person itself refinancing the debt.

ITEM 4.  Purpose of the Transaction.

         The shares were purchased by Reporting Person as an investment. Reporting Person has agreed to refinance the debt owed by Issuer to its bank lender through the provision of a credit facility with Reporting Person's principal bank or by refinancing the debt directly. Reporting Person and Issuer have also agreed that Reporting Person will have two seats on Issuer's seven-member board of directors. It is anticipated that Reporting Person, in connection with this investment, will receive preemptive rights to allow it to maintain its percentage of ownership in Issuer in the event of certain future issuances of Issuer's common shares, subject to regulatory approval. Issuer and Reporting Person will also explore product marketing opportunities.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Number of Shares Beneficially Owned: 4,000,000 shares of Common Stock (See footnote 1 on Cover Page).

         Percent of Class: 19%, based upon the 16,887,953 shares of Common Stock outstanding as of September 18, 2001 as stated by the Issuer on September 25, 2001 plus the 4,000,000 shares of treasury stock issued to the Reporting Person under the Letter Agreement dated September 24, 2001 and the Subscription Agreement dated September 27, 2001, attached as exhibits hereto.

     (b) Sole Power to Vote, Direct the Vote of, or Dispose of Shares: 4,000,000 (See footnote 1 on Cover Page)

     (c) Recent Transactions: N/A

     (d) Rights with Respect to Dividends or Sales Proceeds: N/A

     (e) Date of Cessation of Five Percent Beneficial Ownership: N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Footnote 1 on Cover Sheet.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit 1   Letter Agreement dated September 24, 2001
         Exhibit 2   Subscription Agreement dated September 27, 2001

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of October 10, 2001.

                                             ANALOGIC CORPORATION

                                             By: /s/ Gene M. Bauer
                                                --------------------------------
                                                Gene M. Bauer
                                                Vice President, General
                                                Counsel and Clerk


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                                       -6-


                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Analogic Corporation and certain other information with respect to each Director. All Directors are United States citizens.


Name:                        Bernard M. Gordon

Business Address:            8 Centennial Drive, Peabody, MA 01960

Principal Occupation:        Chairman

Name, principal              Analogic Corporation, a manufacturer of advanced
Business and                 precision data conversion and computer-based signal
address of                   processing instruments and equipment
corporation or               8 Centennial Drive
other                        Peabody, MA 01960
organization in
which employment
is conducted


Name:                        Thomas J. Miller, Jr.

Business Address:            8 Centennial Drive, Peabody, MA 01960

Principal Occupation:        President and Chief Executive Officer

Name, principal              Analogic Corporation, a manufacturer of advanced
Business and                 precision data conversion and computer-based signal
address of                   processing instruments and equipment
corporation or               8 Centennial Drive
other                        Peabody, MA 01960
organization in
which employment
is conducted


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                                      -7-

Name:                        Julian Soshnick

Business Address:            c/o Analogic Corporation
                             8 Centennial Drive
                             Peabody, MA 01960

Principal Occupation:        Senior Adviser and former Vice President, General
                             Counsel and Clerk of Analogic Corporation

Name, principal
Business and
address of
corporation or
other
organization in
which employment
is conducted


Name:                        John A. Tarello

Business Address:            c/o Analogic Corporation
                             8 Centennial Drive
                             Peabody, MA 01960

Principal Occupation:        Retired former Sr. Vice President, Treasurer and
                             Chief Financial Officer of Analogic Corporation

Name, principal
Business and
address of
corporation or
other
organization in
which employment
is conducted


Name:                        M. Ross Brown

Business Address:            c/o Analogic Corporation
                             8 Centennial Drive
                             Peabody, MA 01960

Principal Occupation:        Retired former Vice President of Corporate
                             Operations

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                                      -8-

Name, principal
Business and
address of
corporation or
other
organization in
which employment
is conducted


Name:                        Gerald L. Wilson

Business Address:            Massachusetts Institute of Technology,
                             Massachusetts Avenue,
                             Cambridge, MA 01938

Principal Occupation:        Vannevar Bush Professor of Engineering

Name, principal              Massachusetts Institute of Technology, an
Business and                 institution of higher education,
address of                   Massachusetts Avenue
corporation or               Cambridge, MA 01938
other
organization in
which employment
is conducted


Name:                        Edward Voboril

Business Address:            10,000 Wehrle Drive, Clarence, NY 14031

Principal Occupation:        President, Chief Executive Officer and Chairman of
                             the Board

Name, principal              Wilson Greatbatch Technologies, Ltd., a
Business and                 manufacturer of power sources and precision
address of                   data components
corporation or               10,000 Wehrle Drive
other                        Clarence, NY 14031
organization in
which employment
is conducted


Name:                        Bruce W. Steinhauer

Business Address:            877 Jefferson Avenue, Memphis, TN 38103

Principal Occupation:        President and Chief Executive Officer


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                                      -9-

Name, principal              Regional Medical Center at Memphis, a hospital
Business and                 877 Jefferson Avenue
address of                   Memphis, TN 38103
corporation or
other
organization in
which employment
is conducted


Name:                        Michael T. Modic

Business Address:            9500 Euclid Avenue, Cleveland, OH 44195

Principal Occupation:        Chairman, Division of Radiology

Name, principal              Cleveland Clinic Foundation, a hospital
Business and                 9500 Euclid Avenue
address of                   Cleveland, OH 44195
corporation or
other
organization in
which employment
is conducted


                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Analogic Corporation, excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 8 Centennial Drive, Peabody, MA 01960, which address is Analogic Corporation's business address. All executive officers are United States citizens except as indicated below.

Name                             Lothar Koob, a German citizen
Title:                           Executive Vice President

Name                             John J. Millerick
Title:                           Senior Vice President, Treasurer and Chief
                                 Financial Officer

Name:                            Gene M. Bauer
Title:                           Vice President, General Counsel and Clerk